SOUTHERN NATIONAL CORPORATION



March 7, 1997



VIA EDGAR

Filing Desk
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549



     Re:    Fidelity Financial Bankshares Corporation - Form 15
Ladies and Gentlemen:

     On behalf of Fidelity Financial Bankshares Corporation (the "Company"), we transmit herewith via EDGAR pursuant to Rules 12g-4 and 12h-3 under the Securities Exchange Act of 1934 and Rule 101(a) of Regulation S-T a Form 15 relating to the deregistration of the Company's common stock, par value $1.00 per share.

     If you should have any questions regarding the attached Form 15, please call the undersigned at (910) 733-2180.



                                                Very truly yours,

                                                SOUTHERN NATIONAL CORPORATION

                                                /s/ Jerone C. Herring

                                                By: Jerone C. Herring
                                                Title: Secretary

cc:     The Nasdaq Stock Market, Inc.



                    SECURITIES AND EXCHANGE COMMISSION
                           Washington, DC 20549


                                 FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports
     Under Sections 13 and 15(d) of the Securities Exchange Act of 1934


                      Commission File Number 0-26196


                Fidelity Financial Bankshares Corporation
         (Exact name of registrant as specified in its charter)



      2809 Emerywood Parkway, Suite 500, Richmond, Virginia 23294
                             (910) 733-2180
     (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


               Common Stock, par value $1.00 per share
      (Title of each class of securities covered by this term)


                                 None
       (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)



Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) [x]*  Rule 12g-4(a)(2)(ii) [ ]   Rule 12h-3(b)(2)(i)  [ ]
Rule 12g-4(a)(l)(ii)[ ]   Rule 12h-3(b)(1)(i)  [X]*  Rule 12h-3(b)(2)(ii) [ ]
Rule 12g-4(a)(2)(i) [ ]   Rule 12h-3(b)(i)(ii) [ ]   Rule 15d-6           [ ]

Approximate number of holders of records as of the certification or notice date: None

* Fidelity Financial Bankshares Corporation was merged with and into BB&T Financial Corporation of Virginia, a wholly-owned subsidiary of Southern National Corporation, effective March 1, 1997.

Pursuant to the requirements of the Securities Exchange Act of 1934, Southern National Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                                                 SOUTHERN NATIONAL CORPORATION

DATE: March 7, 1997                              By:    /s/ Jerone C. Herring
                                                 Name:      Jerone C. Herring
                                                 Title:     Secretary